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                               August 18, 2020

       Matt Zuga
       Chief Financial Officer
       HighCape Capital Acquisition Corp.
       452 Fifth Avenue, 21st Floor
       New York, NY 10018

                                                        Re: HighCape Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 3,
2020
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 10,
2020
                                                            File No. 333-240283

       Dear Mr. Zuga:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 3, 2020

       Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits, page 61-62

   1. We note the disclosure in the second paragraph of this risk factor states that "unless [you]
                                                        consent in writing to
the selection of an alternative forum, the federal courts shall be the exclusive forum for the
resolution of any complaint asserting a cause of action arising under the Securities
Act against [you] or any of [your] directors, officers, other employees or agents." We further
note that Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. Please revise
 Matt Zuga
HighCape Capital Acquisition Corp.
August 18, 2020
Page 2
       the second paragraph to clarify that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Amendment No. 1 to Registration Statement on Form S-1 filed August 10, 2020

Exhibit 4.4, page 1

2. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably
       submits to such jurisdiction,    which jurisdiction shall be exclusive.
  If this provision
       requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern
       District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. If the provision applies to actions arising under the Securities Act or
       Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameMatt Zuga
                                                             Division of
Corporation Finance
Comapany NameHighCape Capital Acquisition Corp.
                                                             Office of Energy &
Transportation
August 18, 2020 Page 2
cc:       Daniel Nussen
FirstName LastName